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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TOUSA, INC.

Full Name of Registrant

Former Name if Applicable
4000 Hollywood Blvd., Suite 500 N

Address of Principal Executive Office (Street and Number)
Hollywood, Florida 33021

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TOUSA, Inc. (the “Registrant”) is filing this Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), because it needs additional time to complete its year-end close process, financial statements and its related assessment of internal control over financial reporting as of December 31, 2007.
On January 29, 2008, TOUSA, Inc. and certain of its subsidiaries (excluding its financial services subsidiaries and joint ventures, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Florida, Fort Lauderdale Division, referred to herein as the Bankruptcy Court, seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), collectively referred to herein as the Cases and being jointly administered in the Bankruptcy Court (Case No. 08-10928-JKO). Since the commencement of the Cases, the Registrant and the Debtors have been immersed in efforts to stabilize their operations and adhere to various matters related to the Cases, including the preparation of disclosure materials and general information concerning the Debtors as required by the Office of the United States Trustee and the Bankruptcy Code. At the same time, the Registrant has experienced attrition of certain key personnel within its accounting organization. Additionally, and as a result of, among other things, the process of reviewing inventories, goodwill, investments in joint ventures and other assets for possible impairment charges, the Registrant requires additional time to complete its financial statements.
Accordingly, the Registrant is not able to file its 2007 Form 10-K in a timely manner without unreasonable effort or expense. Although the Registrant is making diligent efforts to timely file its 2007 Form 10-K, it does not currently believe that it will be able to file its 2007 Form 10-K by April 1, 2008, but intends to file as soon thereafter as possible.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Angela Valdes	954	364-4023
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the statements of operations to be included in its 2007 Form 10-K will reflect a significant change in its results of operations from the fiscal year ended 2006. Specifically, the Registrant had previously reported on its September 30, 2007 Form 10-Q a net loss of $819.9 million for the nine months then ended compared to a $201.2 million net loss for the year ended December 31, 2006. Homebuilding deliveries decreased 9%, Homebuilding revenues decreased 12%, and net sales orders decreased 21% for the year ended December 31, 2007 as compared to the year ended December 31, 2006 for continuing operations. The Registrant also expects that it will report material impairment charges with respect to inventories, goodwill, investments in joint ventures and other assets for the year ending December 31, 2007; however, the Registrant is still evaluating the results of its assessment and is not able at this time to estimate the amount or range of this potential charge.

TOUSA, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2008	By	/s/ Angela Valdes

Angela Valdes
Vice President and Chief Accounting Officer